UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Tandy Leather Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.0024

(Title of Class of Securities)

87538X105

(CUSIP Number)

JEFFERSON GRAMM

Bandera Partners LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4583

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87538X105

1	NAME OF REPORTING PERSON

BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,857,936
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,857,936
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 87538X105

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,857,936
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,857,936
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 87538X105

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,857,936
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,857,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 87538X105

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,857,936
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,119
	10	SHARED DISPOSITIVE POWER

2,857,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,864,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 87538X105

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. This Amendment No. 7 was triggered due to a change in the number of outstanding Shares of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,857,936 Shares owned directly by Bandera Master Fund is approximately $12,296,043, excluding brokerage commissions.

The Shares beneficially owned by Mr. Gramm consist of Shares (i) purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and (ii) acquired upon the vesting of Restricted Stock Units awarded to Mr. Gramm in his capacity as a director of the Issuer. Of the 6,119 Shares beneficially owned by Mr. Gramm, (i) 1,329 of such Shares have an aggregate purchase price of approximately $7,323, excluding brokerage commissions, and (ii) 4,790 of such Shares were acquired upon the vesting of Restricted Stock Units awarded to Mr. Gramm in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 8,625,594 Shares outstanding as of February 2, 2021, which is the total number of Shares outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, Bandera Master Fund directly owned 2,857,936 Shares, constituting approximately 33.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gramm directly beneficially owned 6,119 Shares, constituting less than 1% of the Shares outstanding.

By virtue of their respective relationships with Bandera Master Fund discussed in further detail in Item 2 of Amendment No. 4 to the Schedule 13D, each of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to beneficially own the 2,857,936 Shares directly owned by Bandera Master Fund, constituting approximately 33.1% of the Shares outstanding, and, together with the 6,119 Shares he directly beneficially owns, Mr. Gramm may be deemed to beneficially own an aggregate of 2,864,055 Shares, constituting approximately 33.2% of the Shares outstanding.

(b)       Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the Shares directly owned by Bandera Master Fund, and, as Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Messrs. Bylinsky and Gramm may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of the Shares directly owned by Bandera Master Fund.

Mr. Gramm has the sole power to vote and dispose of the Shares directly owned by him.

(c)       The Reporting Persons have not entered into any transactions in securities of the Issuer during the past 60 days.

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CUSIP No. 87538X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

7